Exhibit 12

CHEAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003

EARNINGS:
Income before income taxes and cumulative effect of accounting change	$35,030	$196,162	$361,698	$67,140	$500,952
Interest expense (a)	81,052	86,256	98,321	111,280	147,817
Loss on investment in equity investees	—	—	—	—	409
Amortization of capitalized interest	1,047	1,226	1,784	1,804	2,519
Bond discount amortization (c)	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254

Earnings	$120,467	$287,313	$465,825	$185,186	$655,951

FIXED CHARGES:
Interest expense	$81,052	$86,256	$98,321	$111,280	$147,817
Capitalized interest	3,356	2,452	4,719	4,976	13,041
Bond discount amortization (c)	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254

Fixed Charges	$87,746	$92,377	$107,062	$121,218	$165,112

Preferred Stock Dividends
Preferred Dividend Requirements	$16,711	$8,484	$2,050	$10,117	$22,469
Ratio of income before provision for taxes to net income (b)	1.05	N/A	1.66	1.67	1.61

Subtotal – Preferred Dividends	$17,597	$8,484	$3,411	$16,861	$36,240

Combined Fixed Charges and Preferred Dividends	$105,343	$100,861	$110,473	$138,079	$201,352

Ratio of Earnings to Fixed Charges	1.4	3.1	4.4	1.5	4.0
Insufficient coverage	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.1	2.8	4.2	1.3	3.3
Insufficient coverage	$—	$—	$—	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives.

(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.

(c)	Bond discount excluded since it is included in interest expense.